Mail Stop 3561

July 27, 2006

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

>   Re: **FTS Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed July 5, 2006**
>   **File No. 333-133749**
>   **Form 10-QSB for fiscal quarter ended March 31, 2006**
>   **File No. 0-24829**

Dear Mr. Gallagher:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On July 17, 2006, we note you filed a 424(b)(3) prospectus supplement dated
    August 3, 2005 to the registration statement on Form SB-2 (File No. 333-
    125958), which contains audited financials for the fiscal year ended December 31,
    2005 and interim financials for the quarter ended March 31, 2005. While the
    disclosure indicates that you are updating certain information in the prospectus, it
    appears that you need to update the financial information pursuant to Section

10(a)(3) of the Securities Act of 1933. Please do so or advise us as to why updated financial information is not needed.

2. We note you filed an Item 5.02 Form 8-K on June 7, 2006. It does not appear that you timely filed a Form 8-K four business days after the appointment of your new Chief Operating Officer, as required by Item 5.02(c). Please tell us why you did not timely file the required Form 8-K. Also, please be aware that failure to timely file all reports, including an Item 5.02 Form 8-K, required by Section 15(d) of the Exchange Act during the prior twelve months will impact your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

3. In this regard, please tell us what consideration your principal executive and principal financial officers have given to your apparent failure to file an Item 5.02 Form 8-K in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B.

4. We note your response to comment 2 in our letter dated May 26, 2006. Please note that if the shareholder vote for the increase in authorized shares has not taken place before the effectiveness of the registration statement, you should describe the impact upon the warrant holders in the event that the increase in authorized shares is not approved.

5. We note your response to comment 3 in our letter dated May 26, 2006 and reissue the comment as it applies to clarifying what common stock is being registered. Please clearly indicate in the fee table or a footnote to the fee table what shares of common stock are issuable upon the exercise of the warrants and conversion of the notes. Specify the warrants and notes to which you refer and the exercise and conversion prices.

6. Please include disclosure that you are currently evaluating the feasibility and process of a potential spin-off of FTS Wireless, Inc. as described in your press release dated October 5, 2005.

Risk Factors, page 4

7. We note your response to comment 7 in our letter dated May 26, 2006. It is unclear where you have made the changes in response to our comment. Please advise or revise.

Selling Security Holders, page 8

8. We note your response to comment 11 in our letter dated May 26, 2006. While your response to this comment indicates that you have identified Olympus Securities as an underwriter, the disclosure in footnote 11 on page 10 states that Olympus Securities is not an underwriter. Please revise to identify Olympus Securities as an underwriter.

9. We note your response to comment 12 in our letter dated May 26, 2006. Your response to this comment indicates that you have made changes requested by us. However, it is unclear what changes you have made in the registration statement in response to this comment. Please advise or revise.

Description of Business, page 16

10. We note your response to comment 15 in our letter dated May 26, 2006. Please disclose in your registration statement that the website www.cellchannel.com has not generated revenue and provides products free of charge and discuss the value the website brings to your retail customer base.

11. We note your response to comment 16 in our letter dated May 26, 2006. It is unclear whether all of your investments or acquisitions have included cash-flow positive businesses or viable projects. Please revise your statement to clarify that your goal or plan is to develop, invest in, and acquire cash-flow positive businesses and viable business projects.

12. We note your response to comment 17 in our letter dated May 26, 2006. It is unclear how you revised your disclosure to address the concerns in our specific examples we mentioned. Also, you should clearly state the products or services from which you currently derive your major sources of revenue.

13. We note your response to comment 18 in our letter dated May 26, 2006. Please specify the market share you claim to be gaining and the niche sectors of the industry in which you have targeted your marketing and product mix.

The Market for our Products and Services, page 16

14. We note your response to comment 19 in our letter dated May 26, 2006. Please clarify whether the information you cite from the reports mentioned in our comment is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.

Management's Discussion and Analysis or Plan of Operation, page 19

15. We note your response to comment 22 in our letter dated May 26, 2006 and reissue the comment. You should discuss in the registration statement whether you expect revenues, operating expenses, etc. to increase, decrease, or remain constant, and explain why.

16. We note your response to comment 23 in our letter dated May 26, 2006 and reissue the comment. You should include in the registration statement forecast information, such as the information highlighted in comment 23. Please revise.

17. We note your response to comment 24 in our letter dated May 26, 2006. Please quantify the effects of each factor disclosed in your discussion. Please quantify comparable and same store sales results, changes in sales volume, price increases and changes in the product mix. For example, explain why the wireless business is shifting from post paid products to prepaid products, your claim that the transition is only temporarily less profitable and why you expect prepaid products to be more profitable in future periods. Also, elaborate on how the acquisition attributed to increased sales revenue in 2005.

Subsequent Events, page 21

18. We note your response to comment 30 in our letter dated May 26, 2006. Please add the disclosure regarding See World's relationship with EchoStar/DISH network in your registration statement.

Consolidated Balance Sheets, December 31, 2005 and 2004, page F-3

19. We note your response to comment 34 in our letter dated May 26, 2006. If, at the classification assessment date, you are required to obtain shareholder approval to increase the number of authorized shares of common stock to net share or physically settle warrants or convertible notes, then GAAP requires you to classify these contracts as liabilities. See paragraph 19 of EITF 00-19. Please revise your financial statements to reflect these contracts as liabilities, as applicable. Also include the presentation and disclosure requirements of paragraphs 25 and 26 of SFAS No. 154 for the correction of an error.

20. We note that prepaid phone products are an increasingly significant part of your operations. Please tell us where you present prepaid phone products and your accounting policy.

Consolidated Statements of Operations, page F-4

21. We note your response to comment 35 in our letter dated May 26, 2006. Your disclosures suggest that product and service related revenue streams exist in the retail wireless operations. We note that FTS Wireless, Inc. sells phone products, accessories and earns commissions from master agents when a customer is activated under a service plan. Please advise or revise your statements of operations to separately present product and service related revenues and costs of sales for the retail wireless business, as applicable.

22. We note your response to comment 36 in our letter dated May 26, 2006. We do not see the changes noted in your response. Please separately present the impairment loss before the subtotal operating loss in your statements of operations.

Notes to Consolidated Financial Statements, December 31, 2005, page F-7
Revenue Recognition, page F-8

23. We note your response to comment 43 in our letter dated May 26, 2006. Please expand your accounting policies to discuss your treatment of the net presentation of master agent commissions and prepaid phone services and products.

3. Convertible Debt, page F-12

24. We note your response to comment 47 in our letter dated May 26, 2006. Please expand your footnote to include a single table of the requested information in your response that satisfies the disclosure requirements for existing and outstanding obligations. Please make sure the information reconciles to your balance sheets.

25. We note your response to comment 48 in our letter dated May 26, 2006. Please tell us why the fair market value calculation did not employ the warrant conversion prices disclosed in your note yet you employ the disclosed note conversion price of $0.04. Please also tell us why the calculation amounts that represent the convertible note payable are not the same for amounts used to calculate fair value for warrant classes A and B.

26. We note your response to comment 49 in our letter dated May 26, 2006 and we reissue our comment.

11(A). Options, page F-16

27. We note your response to comment 52 in our letter dated May 26, 2006 and we reissue our comment. Please disclose all of the required information presented in A.240 and A.241 of SFAS No. 123(R).

Exhibit 23.1 Consent of R.E. Bassie & Co.

28. We note your response to comment 56 in our letter dated May 26, 2006 and we reissue our comment.

Consolidated Balance Sheets, March 31, 2006 and December 31, 2005, page F-20

29. We note you issued a note payable in the amount of $518,798 in the first quarter. Please include this note payable in your revised tabular information for long-term obligations and disclose the pertinent terms, interest rates, maturity rates, and subordinate features, as applicable. Please tell us if this note is payable to Mr. Richard Miller, your employee. If so, please label the obligation as payable to a related party.

Consolidated Statements of Operations, Three months ended March 31, 2006 and 2005, page F-21

30. Your revenue and cost of sale presentation only displays service revenue streams. It does not appear to present product related revenue or costs. Please advise or revise your presentation to present product revenue and costs separately from service revenue and costs.

Consolidated Statements of Cash Flows, Three months ended March 31, 2006 and 2005, page F-5

31. Please tell us how the cash flows from financing activities for the notes, debentures and amount due to related parties reconcile to the amounts in your consolidated balance sheets.

Notes to Consolidated Financial Statements, March 31, 2006, page F-23

(1) Summary of Significant Accounting Policies, page F-23

32. Please tell us why the retail wireless operations of FTS Wireless, Inc. and satellite television operations of See World Satellites, Inc. subsidiaries, qualify as one reportable segment. Include each of the criteria in paragraph 17 of SFAS No. 131 in your response. Alternatively, please revise your filing to include the

disclosures required by paragraphs 27, 28, 37 and 38 of SFAS No. 131, as applicable.

Stock Based Compensation, page F-25

33. Please tell us if you adopted SFAS 123(R) and if so, why you have not disclosed the adoption of this Statement. Please revise your policy note to include the disclosures required by paragraph 84 of SFAS No. 123(R) and SAB Topic 14M.

(2) Property and Equipment, page F-26

34. Please disclose the nature of the acquired vehicles and how they are used in your routine business operations. See Rule 10-01(a)(5) of Regulation S-X.

(8) Stock, page F-27

35. We note you disclose the issuance of 500,000 Series B Convertible preferred shares to Mr. Richard Miller in the first quarter. Your balance sheet presents one million shares outstanding as of the interim balance sheet date. Please advise or revise your disclosure to describe the issuance of the additional undisclosed 500,000 shares issued in the first quarter. See paragraph 5 of SFAS No. 129 and Rule 10-01(a)(5) of Regulation S-X.

36. Please advise or revise your notes to include a disclosure stating the pertinent rights and privileges for each class of outstanding security. We note as of March 31, 2006 this includes common stock, preferred stock, 10% convertible Series A preferred stock and convertible Series B preferred stock. See SFAS No. 129.

37. We note that the Series B preferred stock possesses both put and call features. In your response please tell us the nature of these features, why the securities are appropriately classified and not required to be presented outside of permanent equity. Please be specific in your response and include references to the applicable GAAP.

(11) See World Satellites, Inc. Acquisition, page F-29

38. Please expand your note to include the following required disclosures:
   - The quantity of preferred shares issued or issuable and the basis for their estimated value;
   - The terms of the contingency payments to Mr. Miller;
   - Whether goodwill is deductible for tax purposes;

- The pro forma results of operations for the fiscal quarter and fiscal 2005; and
- The reportable segment that goodwill is assigned.

Also please describe the nature of the changes from the previously disclosed purchase price of $5.5 million. It is not presently clear from your disclosure. See paragraphs 51 through 58 of SFAS No. 58.

Recent Sales of Unregistered Securities, page 28

39. Please update your discussion of the agreed upon issuance of Series B Convertible Preferred Stock to Mr. Miller to reflect the actual shares issued.

Exhibits

40. We note your response to comment 55 in our letter dated May 26, 2006. It is unclear whether you have filed all material agreements. For instance, please tell us where you have filed the agreement with Master Agent Wireless Channels, Inc. and the secured promissory note issued to See World Satellites, Inc. Also, it is unclear whether you have filed the note agreements to which you refer on page 24 in the "Certain Relationships and Related Transactions" section. Please revise or advise.

41. Ensure that you provide the consent of Withum, Smith & Brown, PC as requested in comment 56 in our letter dated May 26, 2006.

Form 8-K/A Filed on March 3, 2006

42. We note your response to comment 58 in our letter dated May 26, 2006 and we reissue our comment. Please separately present the impairment loss before the subtotal operating loss in your statements of operations.

43. We note your response to comment 59 in our letter dated May 26, 2006. We do not see an amendment to Form 8-K filed with the revisions. Please advise or revise, as applicable.

44. We note your response to comment 60 in our letter dated May 26, 2006. Please revise your Form 8-K to show the historical interest expense in the historical financial statements and separately list the pro-forma adjustments in the adjustments column. You should include a note that fully explains the basis for the interest rate adjustment. To the extent that the funding sources include variable rate debt, your note should quantify the effect on your statement of operations of a 1/8 of a percentage point change in interest rates.

45. We note your response to comment 61 in our letter dated May 26, 2006. We do not see an amendment to Form 8-K filed with the revisions. Please advise or revise, as applicable.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

46. We note your response to comment 65 in our letter dated May 26, 2006. Please revise the 10-QSB in anticipation of the effectiveness of the registration statement.

47. We note your response to comment 66 in our letter dated May 26, 2006. Please revise your balance sheet and cash flow statement to properly reflect the amount as property and equipment.

Note 10. See World Satellites, Inc. Acquisition, page 13

48. We note your response to comment 69 in our letter dated May 26, 2006. Please tell us if the addenda have been filed as exhibits. Also please tell us why the purchase price was adjusted upward for assets retained by the seller.

49. We note your response to comment 71 in our letter dated May 26, 2006. We are not aware of the scope exclusion for 100% owned acquisitions. Please advise or revise your statement to include the pro-forma financial information required by the Statement, as applicable.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, David Mittelman, Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy M. Trombly, Esq.
         Fax: 617-243-0066